

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Zhenyu Wu
Chief Financial Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

> **Re: Elite Education Group International Ltd**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed July 22, 2022**
> **File No. 333-264807**

Dear Mr. Wu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3 Filed July 22, 2022

Cover Page

1. We note your disclosure on the cover page regarding the HFCAA. Please revise your disclosure to also discuss the Accelerating Holding Foreign Companies Accountable Act.

2. Please clearly disclose how you will refer to the holding company and how you will refer to subsidiaries when providing disclosure throughout the document, consistently differentiating between them so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Please disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please make conforming revisions throughout the prospectus.

3.   We note your disclosure on page 2 that "[t]here are no restrictions on our ability to transfer cash between us and our Ohio-based subsidiaries and our Canadian subsidiary." Provide a description of how cash is transferred through your organization and disclose your intentions to distribute any earnings. Please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In doing so, please note that the financial information is contained in your annual report on Form 20-F.

4.   Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. In this light, we note your statement on page 2 that "[a]ll of our revenue is remitted to us in U.S. dollars, and all the bank accounts owned by us are located in Ohio." However, we also note that you have employees and certain operations in the PRC. Please respond with respect to the transfer of any cash to employees or operations in the PRC.

5.   Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

6.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary, page 1

7.   Provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities, if any, and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements, if applicable.

8.   We note your summary risk factors on page 3. Please revise to disclose the risk that the

Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Additionally, please revise so that each summary risk factor has a cross-reference to the relevant individual detailed risk factor.

9.   We note your statement on page 2 that "[t]here can be no assurance, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance." We also note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, please revise to state as much and explain why such an opinion was not obtained. Additionally, please also describe the consequences to you and your investors if you, your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Also, please revise to include this information in your risk factor disclosure.

10.   Provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. In doing so, please note that the financial information is contained in your annual report on Form 20-F. Additionally, please revise this section to address the issues noted in comments 4-6.

Risk Factors, page 5

11.   We note your risk factors in the section titled "Risks Related to Doing Business in China" starting on page 5. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer

securities to investors and cause the value of such securities to significantly decline or be worthless.

General

12.   In an appropriate place in your annual report please name the directors, officers, or members of senior management located in the PRC/Hong Kong and revise your "Enforceability of Civil Liabilities" section on page 22 to address whether or not investors may being actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Johnathan C. Duncan